[Letterhead of QAD Inc.]

December 29, 2008

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Dear Ms. Collins:

We received a comment letter dated December 23, 2008 in reference to File No. 000-22823 QAD Inc. Form 10-K for the Fiscal Year Ended January 31, 2008. We are actively working to respond to your letter completely. Pursuant to a conversation between Kara Bellamy, our Corporate Controller, and Michael Johnson, Staff Attorney, we will provide a response on or before January 20, 2009.

Sincerely yours,

/s/ Daniel Lender

Daniel Lender
Executive Vice President, Chief Financial Officer
QAD Inc.